EXHIBIT 99.1

News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

EXPRESSJET ANNOUNCES PRICING OF $125 MILLION
<u>IN CONVERTIBLE NOTES</u>

HOUSTON, July 30, 2003 – ExpressJet Holdings, Inc. (ExpressJet) (NYSE: XJT), announced today the pricing of a private placement of $125 million of 4.25% convertible notes due 2023. The sale of the notes is expected to close on or about August 5, 2003.

The notes will bear interest at a rate of 4.25% per year payable semi-annually in arrears on February 1 and August 1 of each year, beginning February 1, 2004. The notes will mature on August 1, 2023.

Each note will be convertible into ExpressJet common stock at a conversion ratio of 54.9451 shares per $1,000 principal amount at maturity of the notes. This represents an equivalent conversion price of $18.20 per share (subject to adjustment in certain circumstances), or a 30.47% conversion premium over the NYSE closing price for ExpressJet's common shares of $13.95 per share on July 30, 2003.

ExpressJet may redeem the notes, in whole or in part, on or after August 5, 2008. Up to an additional $18.75 million of the notes may be sold upon the exercise of a 30-day option to purchase additional notes granted to the initial purchasers of the notes.

The offering has been made only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933. ExpressJet intends to use the net proceeds from the offering to repurchase a portion of the shares of ExpressJet common stock currently owned by Continental Airlines, Inc. (NYSE: CAL).

This press release will not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the convertible notes in any State in which any such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.

- more -

The convertible notes and the common stock issued upon conversion of the convertible notes have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The closing of this private placement is subject to a number of conditions and approvals and there can be no assurance that the closing will be completed as described.

###